SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BYLAWS OF THE FINANCIAL POLICY COMMITTEE

Article 1 - The Financial Policy Committee is a support body to the Board of Directors and has the following duties and responsibilities:

(a)   Reviewing and adopting actions for protection of cash flow, balance sheet, profits and losses against volatility in fuel prices, exchange rates, domestic and international interest rates of the Company;

(b)   Assessing periodically the effectiveness of all the actions contemplated in item (a) and recommending changes, as necessary;

(c)    Preparing and approving the corporate finance policy of the Company, as well as following-up and reviewing the effectiveness and implementation thereof;

(d)   Reviewing, from time to time, the investment plan and the financial plan of the Company, as well as recommending the necessary transactions to the Board of Directors;

(e)   Reviewing, from time to time, the impact of the investment plan and of the financing plan on the capital structure of the Company and the consequences thereof on the income of the Company, as well as recommending the necessary changes to the Board of Directors;and

(f)    Setting out parameters with a view to keeping the desired capital structure and liquidity, besides monitoring the application thereof and approving the policy to be adopted in the subsequent quarter.

Article 2 - The Financial Policy Committee shall be composed up to five (5) members, elected by the Board of Directors, namely: the Chief Executive Officer (CEO), one (01) Director, and the Chief Financial Officer (CFO), for term of office of one (1) year, reelection being permitted.

Sole Paragraph – Notwithstanding the above paragraph, the Board of Directors may, at its own criteria, call the President of the Board of Directors and/or specialists to participate in the ordinary and/or extraordinary meetings of the Committee, as ad hoc members, with no voting rights.

Article 3 - The Committee shall have, among its members, one Secretary selected in common agreement by the other members at the first meeting of the Committee, who shall perform his duties for a term of one (1) year.

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Paragraph One — In the absence of the Secretary, he will be replaced by any of the other members of the Committee. A Chair of the meetings will be appointed at each meeting among the members of the Committee.

Paragraph Two — In case of vacancy in the office of Secretary, a new Secretary will be elected, who will perform his duties until the end of the term of office of the Secretary who was replaced.

Article 4 - The Financial Policy Committee shall hold regular meetings at each quarter, and special meetings whenever they are called by the Secretary, on his own initiative or upon request from any of the other members of the Committee.

Article 5 - A quorum of at least two (2) members will be required for the Financial Policy Committee to validly make resolutions, which shall be adopted by majority vote.

Sole Paragraph - In the absence of a minimum quorum, as set forth in the head paragraph hereof, the Secretary shall call a new meeting, which shall be held as urgently as may be required in regard of the matter to be discussed.

Article 6 - The meetings of the Financial Policy Committee shall be called by any written means (fax, letter and/or e-mail).

Article 7 - Decisions by the Financial Policy Committee shall be made by majority of votes, and a dissenting member will be entitled to have his vote recorded in the Minutes of the respective meeting.

Article 8 - Minutes shall be drawn-up in a proper book for all the meetings of the Financial Policy Committee, which minutes shall be signed by all the attendees.

Article 9 - At the first meeting after the organization of the Financial Policy Committee, the Committee shall approve an annual schedule of activities.

Article 10 - In the course of the meetings, any acting member of the Financial Policy Committee shall be entitled to individually request and review books and other corporate records, being authorized to make notes and remarks, which shall be discussed and resolved at the respective meetings, provided that such books and records refer to matters within the scope of responsibility of the Committee, under the terms of Article 1 above.

Sole Paragraph - Reviewing the above referred records shall not be permitted except at the Company’s head-office and upon prior request.

Article 11 - Requests of information and/or explanations concerning the corporate business by any permanent member of the Financial Policy Committee shall be submitted to the managing bodies of the Company, in a written request signed by the Secretary of the Financial Policy Committee.

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Article 12 - It shall be incumbent upon the Secretary to: (a) arrange for the calling of the members of the Committee to the meetings, at least five (5) business days in advance; and (b) request to the Company’s management such information and/or explanations as may be deemed necessary under the terms of Article 10 above.

Sole Paragraph - The Secretary will be allowed to request the Board of Executive Officers to make a staff available for providing support to the meetings of the Financial Policy Committee.

Article 13 - The attendance of members of the Financial Policy Committee to General Meetings or to Meetings of the Board of Directors, in order to answer to requests of information eventually made by the shareholders or directors may be requested by the Board of Directors, in writing, at least five (5) days in advance.

Article 14 - The Financial Policy Committee may prepare Policy regulating matters within their scope of responsibility, under the terms of Article 1 above, in addition to the corporate finance Policy themselves, and such Policy may be changed from time to time by the Financial Policy Committee itself, provided that such changes are made by unanimous decision of the Committee members, without prejudice to the provisions in Article 7 above.

Article 15 - Matters not expressly provided for herein shall be decided by the Board of Directors.

[Bylaws of the Financial Policy Committee approved in the Board of Directors meeting held on August 12th, 2016]

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.